Venerable Insurance and Annuity Company
and Separate Account A of Venerable Insurance and Annuity Company
GoldenSelect Genesis I And GoldenSelect Genesis Flex Flexible Premium Variable Life Insurance Policies

May 1, 2026, Notice Document

This notice document describes GoldenSelect Genesis I and GoldenSelect Genesis Flex, group or individual flexible premium variable life insurance policies (the “Policy” or the “Policies”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through our Separate Account A (the “Separate Account”). The Policies have not been offered for new sales since before May 2000 and this notice document describes the features and benefits of the Policies applicable to existing Policyowners.

The Policy provides a means for the Policyowner (“you” and “your”), to allocate your Investment Value to one or more available investment options, which include:

•	Subaccounts of the Separate Account, each of which invests in an underlying mutual fund (the “Funds”) – See APPENDIX A for more information about the Funds available through the Policy; and

•	The Fixed Account. See APPENDIX B for more information about the Fixed Account.

The Policy is a complex investment and involves risk, including potential loss of principal. Your Investment Value will vary daily to reflect the investment performance of the Subaccount(s) you select and any interest credited to your allocations to the Fixed Account. For Policies sold in some states, not all Funds or the Fixed Account may be available.

The full  GoldenSelect Genesis I and GoldenSelect Genesis Flex prospectus, as supplemented, contains more information about the Policy, including its features, benefits, and risks. You can find the most recent full prospectus and subsequent prospectus supplements and other information about the Policy online at  https://docs.venerable.com/#/landing?prod=380789107&doctype=spros. You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Additional general information about certain investment products, including variable life insurance policies, has been prepared by the staff of the SEC and is available at  https://www.investor.gov/.

New regulations adopted by the Securities and Exchange Commission (“SEC”) require paper copies of the shareholder reports for the Funds available through your Contract to be sent to you by mail, unless you specifically elect to receive copies of the reports from the Company electronically. To elect and consent to the electronic receipt of Fund shareholder reports and other required documents, like this prospectus, please access your account information at Venerable.com and navigate to the “My Profile” section to manage your delivery preferences. You may also write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066.

The Policy is not a short-term investment, and withdrawals from the Policy may be subject to taxes, and tax penalties, if applicable. All obligations, guarantees, and benefits of the Policy are subject to the financial strength and claims paying ability of the Company.

The SEC has not approved or disapproved the securities described in this notice or passed upon the accuracy or adequacy of this notice document. Any representation to the contrary is a criminal offense.

Allocations to a Subaccount investing in a Fund are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency. The Policy is a complex investment and involves risks, including the possible loss of the principal amount invested.

SPECIAL TERMS

The following terms have special meaning and are used throughout this notice document. Other special terms are generally defined in the sections where those terms appear.

Beneficiary(ies)	The person (people) you name to receive the Death Proceeds upon the death of the insured person(s).
Cash Surrender Value

The amount you receive when you surrender the Policy. Your Cash Surrender Value equals your:

•

Investment Value; minus

•

Any unrecovered deferred charges; plus

•

Any accrued loan interest credited; minus

•

Any policy charges incurred but not yet deducted.

Death Proceeds

The amount the Beneficiary(ies) receive on the death of the insured person(s). The Death Proceeds are:

•

Your face amount; plus

•

Any appropriate adjustments for the death benefit option you selected; minus

•

Any outstanding policy loans with accrued interest; minus

•

Any outstanding policy charges owing before the date of death of the insured person(s).

Fixed Account	An investment option that earns a stated amount of interest for a specified period of time.
Funds	The underlying mutual funds in which the Subaccounts invest. The Funds were referred to as “investment portfolios” in prior Policy prospectuses.
Investment Value	The total value of your investment in the Subaccounts of the Separate Account and the Fixed Account.
Policy

The legal agreement between the Policyowner and the Company that governs the terms of the GoldenSelect Genesis I and GoldenSelect Genesis Flex variable life insurance policies. As long as your Policy is in force, we will pay the Death Proceeds to your Beneficiary(ies) when the insured person dies under a single life Policy, or on the death of the last surviving insured person under a survivorship Policy.

Policy Date	The date the Policy became effective.
Policyowner

The individual or entity with all of the rights and options available through the Policy during the life of the insured person(s). Throughout this notice document we use “you” and “your” to refer to the Policyowner.

Policy Year	The time period between each anniversary of the Policy Date.
Separate Account

Separate Account A, which is the separate investment account of the Company that supports the Policy. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). We own all the assets in Separate Account A but such assets are kept separate from our other accounts.

Subaccounts

Divisions of the Separate Account, each of which invests exclusively in one underlying Fund. The value of each Subaccount will vary with the performance of its underlying Fund. The Subaccounts were referred to as “variable divisions” in prior Policy prospectuses.

UPDATED INFORMATION ABOUT YOUR POLICY

There have been no material changes to your Policy’s features or benefits since the date of your most recent prospectus and Notice, as subsequently supplemented. There have been changes to the Funds available through the Policy, as described in “Appendix A – Funds Available Under the Policy.

KEY INFORMATION

Important information you should consider about the Policy:

FEES, EXPENSES, AND ADJUSTMENTS
Are there Charges or Adjustments for Early Withdrawals?	No. There is no charge for early withdrawals.
Are there Transaction Charges?

Yes. There are charges when you :

•

Make premium payments. These charges are generally spread out over a six year period and may include a sales charge and charges for premium and corporate taxes;

•

Change the face amount of your Policy;

•

Borrow against your Policy using your account as collateral for certain types of loans;

•

Take more than four partial withdrawals in a Policy Year; and

•

Make more than 12 transfers of Investment Value between Subaccounts in a Policy Year.

See “Charges Deductions and Refunds” in the full prospectus, as supplemented, for more information.

Are there Ongoing Fees and Expenses?

Yes. In addition to transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of any optional benefits available under the Policy, and that such fees and expenses are set based on characteristics of the insured (e.g., age, sex, and rating classification). Please review the specifications page of your Policy for rates applicable to you.

Policyowners also bear the expenses associated with the Funds available through the Policy, as shown in the following table:

	Annual Fee	Minimum	Maximum
	Fund fees and expenses	0.53%[1]	1.58%[1]
1 As a percentage of Fund assets. These figures reflect the minimum and maximum Fund fees and expense before any expense reimbursements or fee waiver arrangements.

See the “Charges and Deductions” and “CHARGES, DEDUCTIONS AND REFUNDS” sections in the full prospectus, as supplemented, for more information about ongoing Policy fees and expenses.

See Appendix A to this notice for details about the current expenses for each of the Funds available through the Policy.

RISKS
Is there a Risk of Loss from Poor Performance?	Yes. You can lose money investing in the Policy, including loss of principal.
Is this a Short-Term Investment?

No. The Policy is not a short-term investment and is not appropriate if you need ready access to cash. The Policy should not be used as a short-term investment or savings vehicle. You should regularly evaluate your need for life insurance coverage and the Policy’s long-term investment potential and risks.

What are the Risks Associated with the Investment Options?

An investment in the Policy is subject to the risk of poor investment performance of the investment options you choose. Amounts allocated to the Fixed Account earn a minimum fixed interest rate we set. You may lose money on amounts allocated to the Funds. Each Fund has its own unique risks, and you should review the Funds’ prospectuses before investing in the Subaccounts, which invest in the underlying Funds. Obtain and read the Fund prospectuses before allocating Investment Value to the Funds. See “Variable Divisions” in the full prospectus, as supplemented, for more information.

What are the Risks Related to the Insurance Company?

All obligations, guarantees, and benefits of the Policy, including those related to any Fixed Account, are subject to the financial strength and claims paying ability of the Company. If the Company experiences financial distress, it may not be able to meet its obligations to you. More information about the Company, including its financial strength, is available on request by calling Customer Service at 1-800-366-0066.

Can the Policy Lapse or Terminate?

Yes. Your insurance coverage continues as long as your Cash Surrender Value is enough to pay all deductions each month. We guarantee your Policy will not lapse during the guarantee period, unless there is debt and the Cash Surrender Value is negative. If there is an outstanding Policy loan, your Policy will lapse if the interest owed on the loan is more than the Cash Surrender Value.  See “Lapse” in the full prospectus, as supplemented, for more information.

If you stop making premium payments or make insufficient premium payments, your Policy could lapse.
See “Premium Payments Affect Your Coverage” in the full prospectus, as supplemented, for more information.

When the insured person (or in the case of a survivorship policy, the younger insured person) turns age 100, we will pay you the Cash Surrender Value and coverage will terminate. See “Benefits at Maturity” in the full prospectus, as supplemented, for more information.

What are the Risks Related to Cybersecurity?

Like others in our industry, we are subject to operational and information security risks resulting from “cyber-attacks,” “hacking” or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption, and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses, and/or cause reputational damage. Cybersecurity risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

RESTRICTIONS
Are there Limits on the Investment Options?

Yes. There may be a $25 charge for each transfer between  Subaccounts after the first 12 in a Policy Year.
See “Charges and Deductions” in the full prospectus, as supplemented, for more information.

We reserve the right to close or remove Funds to future investment and to substitute Funds that are available under the Policy. See “Right to Change Operations” in the full prospectus, as supplemented, for more information.

The Policy is not designed to serve as a vehicle for frequent transfers. We monitor for excessive trading and reserve the right to limit the number of transfers you may make between investment options and may otherwise modify or terminate transfer privileges. We may also suspend electronic trading privileges for those that are found to have violated our Excessive Trading Policy. See “Allocation Changes - Excessive Trading” in the full prospectus, as supplemented, for more information.

Are there Optional Benefits?

Additional Benefits may have been added to your Policy by Rider. We deduct a monthly charge from your Investment Value for these optional benefits.

You may borrow against your Policy using your account as collateral for a loan. When you take a loan we transfer an amount equal to the loan from the Subaccounts and the Fixed Account to our general account as collateral for the loan. We may charge more interest on Policy loans than we credit to the loan collateral. Policy loans have a permanent effect on your Policy’s Investment Value and will reduce the Death Proceeds payable and your Cash Surrender Value. See “Policy Loans” in the full prospectus, as supplemented, for more information.

You may take up to four partial withdrawals each Policy Year without charge. There may be a charge of $25 or 2% of the amount withdrawn, whichever is less, for each additional withdrawal. There may be limits on the amount of a partial withdrawal, and partial withdrawals may have adverse tax consequences. See “Partial Withdrawals” in the full prospectus, as supplemented, for more information.

TAXES See “TAX CONSIDERATIONS” in the full prospectus, as supplemented, for more information.
What are the Policy’s Tax Implications?

You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy.

There is no additional tax benefit if the Policy was purchased through a tax-qualified retirement plan or individual retirement arrangement (“IRA”).

Withdrawals are subject to ordinary income tax, and may be subject to additional taxes.

CONFLICTS OF INTEREST See “Distribution of the Policies” in the full prospectus, as supplemented, for more information.
How are Investment Professionals Compensated?

Although the Policies are no longer offered for new sales, firms and their registered representatives that sold the Policy may receive commissions on additional premium payments and may also be paid trail commissions for past sales activity based on the values of Policies sold through the firm. This compensation is not paid directly by Policyowners or the Separate Account. This compensation may have influenced your investment professional to offer or recommend the Policy over another investment and could influence your investment professional to recommend keeping the Policy.

Should I Exchange My Policy?

Some investment professionals may have a financial incentive to offer you a new policy in place of the Policy you already own. You should only exchange your Policy if you determine, after comparing the features, benefits, fees, and risks of both Policies, that it is preferable for you to exchange your Policy for a new policy rather than to continue to own your existing Policy.

APPENDIX A – FUNDS AVAILABLE UNDER THE POLICY

The following is a list of the Funds available through the Subaccounts under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://docs.venerable.com/#/landing?prod=380789107&doctype=spros.

You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Open Funds

Subaccounts that invest in the following Funds are open to new premiums and transfers of Investment Value.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks high long term capital appreciation.	Venerable Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.83%	–*	–*	–*
Seeks to replicate the performance of a benchmark index that measures investment grade bonds traded in the U.S. as closely as possible before the deduction of Fund expenses.	Venerable Bond Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.61%[1]	–*	–*	–*
Seeks, over the long term, current income and a modest level of total investment return consistent with the preservation of capital.	Venerable Conservative Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.87%[1]	–*	–*	–*

*	This Fund is relatively new and performance information for the full period is unavailable.
1	Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks, over the long term, current income and a moderate level of total investment return.	Venerable Conservative Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.87%	–*	–*	–*
Seeks to provide long term capital growth.

Venerable Emerging Markets Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Axiom Investors LLC, Barrow, Hanley, Mewhinney & Strauss LLC, Numeric Investors LLC, Oaktree Fund Advisors, LLC, Pzena Investment Management, LLC, and Sands Capital Management, LLC

		Class V 1.44%[1]	–*	–*	–*
Seeks to earn a high level of current income with a secondary goal of seeking capital appreciation.	Venerable High Yield Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.72%[1]	8.49%	–*	–*
Seeks to maximize long term total real return, consistent with the preservation of real capital.	Venerable Inflation Focused Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.84%[1]	–*	–*	–*
Seeks to provide long-term capital growth.

Venerable International Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Franklin Advisers, Inc.

Non-Discretionary Sub-Advisers: ClearBridge Investments, LLC and Putnam Investment Management, LLC

		Class V 0.99%[1]	–*	–*	–*

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to replicate the performance of a benchmark index that measures the investment return of international developed markets stocks as closely as possible before deduction of Fund expenses.	Venerable International Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.70%[1]	–*	–*	–*
Seeks to replicate the performance of a benchmark index that measures the investment return of large capitalization stocks as closely as possible before the deduction of Fund expenses.	Venerable Large Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.51%[1]	17.30%	–*	–*
Seeks to replicate the performance of a benchmark index that measures the investment return of mid capitalization stocks as closely as possible before deduction of Fund expenses.	Venerable Mid Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.65%[1]	–*	–*	–*
Seeks, over the long-term, total investment return consistent with the preservation of capital.	Venerable Moderate Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.89%[1]	12.64%	–*	–*
Seeks moderate long term capital appreciation and as a secondary objective, current income.	Venerable Moderate Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.85%	–*	–*	–*
Seeks to provide current income and long-term capital growth.

Venerable Real Estate Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Duff & Phelps Investment Management Co. and Wellington Management Company LLP

		Class V 1.00%[1]	–*	–*	–*

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to replicate the performance of a benchmark index that measures the investment return of small capitalization stocks as closely as possible before deduction of Fund expenses.	Venerable Small Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.68%[1]	–*	–*	–*
Seeks to maximize total return while investing to obtain the average duration specified in the Fund’s prospectus.	Venerable Strategic Bond Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.80%[1]	6.87%	–*	–*
Seeks to provide long term capital growth.	Venerable US Large Cap Strategic Equity Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC Non-Discretionary Sub-Advisers: Brandywine Global Investment Management, LLC, ClearBridge Investments, LLC, and Putnam Investment Management, LLC	Class V 0.86%[1]	16.25%	–*	–*
Seeks to provide long term capital growth.

Venerable US Small Cap Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Franklin Advisers, Inc.

Non-Discretionary Sub-Advisers: Putnam Investment Management, LLC and Royce Investment Partners

		Class V 0.85%[1]	–*	–*	–*
Seeks high long term capital appreciation.	Venerable World Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 1.00%[1]	–*	–*	–*

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2025)
			1 Year	5 Year	10 Year
Seeks, over the long term, current income and a moderate level of total investment return.	Venerable World Conservative Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.86%[1]	–*	–*	–*
Seeks to provide long term capital growth

Venerable World Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Intermede Global Partners Inc., Intermede Investments Partners Limited, Numeric Investors LLC, Sanders Capital, LLC, and Wellington Management Company LLP

		Class V 0.85%[1]	–*	–*	–*
Seeks moderate long term capital appreciation and as a secondary objective, current income.	Venerable World Moderate Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 1.00%[1]	–*	–*	–*
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class S 0.53%	3.90%	2.93%	1.85%
Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.	Voya Limited Maturity Bond Portfolio Investment Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management Co. LLC	Class S 0.53%	5.42%	1.86%	2.01%

APPENDIX B – FIXED ACCOUNT

A Fixed Account is available through the Policies and is part of our General Account. The Fixed Account offers a guarantee of principal and credits interest at rates we declare. Our General Account supports our non-variable insurance and annuity obligations. We have not registered interests in the Fixed Account under the Securities Act of 1933, and neither the Fixed Account nor the General Account are registered under the Investment Company Act of 1940.

The amount you have in the Fixed Account is the sum of premiums you allocate to it, plus transfers you make to it and interest earned. Amounts you transfer out of or withdraw from the Fixed Account reduce this amount. They also reduce the deductions for charges from your Investment Value allocated to the Fixed Account.

We declare the interest rate that applies to all amounts allocated to the Fixed Account. These rates will be no less than 4% annually and will expire on the last day of the calendar month one year after the allocation to the Fixed Account was made (the “Expiry Date”). Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest as of each valuation date. We pay interest regardless of the actual investment performance of our General Account. We carry all of the investment risk associated with amounts allocated to the Fixed Account.

B-1

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HOW TO GET MORE INFORMATION

This notice document incorporates by reference the full GoldenSelect Genesis I and GoldenSelect Genesis Flex prospectus and Statement of Additional Information (“SAI”), as amended and supplemented, which contain more information about the Policies, including its features, benefits, and risks. You can find the most recent full prospectus and SAI and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789107&doctype=spros. You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Genesis I, Contract I.D. C000212141 Genesis Flex, Contract I.D. C000212142	May 1, 2026